VMware, Inc.

3401 Hillview Ave.

Palo Alto, CA 94304

May 19, 2011

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Kathleen Collins, Accounting Branch Chief

Re:	VMware, Inc.

Form 10-K for the fiscal year ended December 31, 2010

Filed February 28, 2011

File No. 001-33622

Dear Ms. Collins:

On behalf of VMware, Inc. (“we,” “our,” or the “Company”), this letter is being filed in response to comments received from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter to Paul Maritz, the Company’s Chief Executive Officer, dated April 27, 2011 (the “Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”).

We look forward to working with you in enhancing our disclosures in future filings. For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the Letter in the order presented and as numbered in the Letter.

Form 10-K for the fiscal year ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview

Sources of Revenue, page 48

1.	We note that effective September 1, 2010, your management solutions are priced on a per-virtual machine basis. Please explain further your “new model for management products” and its impact on your revenue recognition policy.

Response:

The Company advises the Staff that although we introduced a new pricing model for most of our management solutions, we continue to sell such products on a perpetual license basis. As such, our revenue recognition practices and policies with respect to management solutions have not been impacted by the change in our pricing model.

To help clarify that our licensing methodology is unchanged for these products, in future filings we will revise our discussion of the pricing change as follows:

“Effective September 1, 2010, our management solutions are priced primarily on a per-virtual-machine basis but continue to be licensed on a perpetual basis. This pricing better aligns with our customers’ need to manage the number of virtual machines, rather than to the management of physical hardware.”

Results of Operations

Operating Expenses, page 51

2.	We note your discussion of “core operating expenses” on pages 52 and 53, which exclude stock-based compensation, the net effect of the amortization and capitalization of software development costs, and certain other expenses. Your MD&A discussion should also include a GAAP based discussion of such expenses (i.e. total operating expenses). In this regard, the percentage variance for certain “core” operating expense line items differs from the percentage variance for the comparable total operating expense line item and the reasons for such variances are not evident from your current disclosures. For example, the research and development core operating expenses increased approximately 22% from fiscal 2009 compared to fiscal 2010 while total GAAP research and development expenses increased approximately 32%. The factors contributing to the increase in R&D stock-based compensation, which appears to be a significant form of compensation for your R&D staff, are not specifically addressed in your stock-based compensation expense disclosures on page 54. It is also not clear why capitalized software development costs are being deducted from the core R&D expenses to arrive at your GAAP R&D costs. Similarly, core cost of license revenue increased approximately 70% from fiscal 2009 compared to fiscal 2010 while GAAP cost of license revenue increased approximately 40%. The factors contributing to the increase in other expenses, included in your cost of license revenue, are not evident from your current disclosures. Please explain further these variances and provide an example of how you intend to revise your disclosures in future filings. We refer you to Item 303(a) of Regulation S-K.

Response:

The Company advises the Staff that our presentation and discussion of operating expenses on pages 51 – 55 of the Form 10-K is designed to provide investors with a narrative explanation and analysis of the Company’s operating expenses that reflects management’s viewpoint that we believe is in accordance with Item 303(a) of Regulation S-K and the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations set forth in SEC Release 34-48960 (the “Commission Guidance”). As explained on page 52 of the Form 10-K, the discussion of operating expenses calculated in accordance with GAAP discusses each major component of our GAAP expenses as viewed by management including (i) the run rate of our ongoing operating expenses, which we term our “core operating expenses,” (ii) stock-based compensation expense, (iii) capitalized software development costs, net and the amortization thereof and (iv) other expenses, including employer payroll taxes on employee stock transactions, amortization of intangible assets and acquisition-related expenses.

We respectfully submit to the Staff that, in accordance with Instruction 4 to Item 303(a), our discussion analyzes the material changes to each of the components of our GAAP operating expenses to the extent necessary for an understanding of our business as a whole. In addition, we use a “layered approach” designed to emphasize the information that management views as most important, as recommended in Section III. B of the Commission Guidance. On page 52 of the Form 10-K, we initially discuss the overall factors – fluctuations in revenue growth during a period of ongoing investment in our business – that led to variability in our operating margin in accordance with GAAP. We also discuss the reasons for overall changes to core operating expenses – which we explain on page 52 of the Form 10-K by highlighting the factors that our management focuses upon in evaluating our operating margin and operating expenses.

We analyze our core operating expenses by each principal business function – cost of license and services revenues, and R&D, sales and marketing and general and administrative expenses – on pages 52 and 53 of the Form 10-K. We next discuss, in turn, the factors behind changes in each of the remaining components of our GAAP operating expenses on pages 54 and 55 of the Form 10-K – including stock-based compensation, capitalization of software development costs, net and the related amortization and other expenses. Accordingly, we believe that our discussion of operating expenses includes a discussion and analysis of material changes to the line items of our financial statements as called for by Instruction 4, together with the analysis of known trends and uncertainties called for by Section III. B of the Commission Guidance. We have drafted our disclosure with a view to “enable investors to see the Company through the eyes of management.” In this way, we believe that we are fulfilling one of the principal objectives of MD&A specified in Section I. B of the Commission Guidance.

Mindful of the Staff’s views on avoiding unnecessary detail that does not add to the usefulness of disclosure to investors, we respectfully submit to the Staff that, having discussed and analyzed what management believes to be the material factors and known trends behind variability in our operating expenses on pages 51 – 55 of the Form 10-K in the way that such expenses are viewed by management, we believe that providing additional discussion of line item changes on a GAAP basis would be duplicative and would not meaningfully add any material information.

For example, with respect to R&D expenses, we discuss the material factors behind increases in our core R&D operating expenses on page 53 of the Form 10-K and include a detailed discussion regarding our stock-based compensation expense on page 54 of the Form 10-K. In our discussion of stock-based compensation expense, we explain, among other things, that the primary factors for the increases in stock-based compensation expense in 2010 compared to 2009 were grants made to new employees, increased expenses for grants made to existing employees and grants made in connection with our acquisition of SpringSource, all of which were offset by grant forfeitures. We quantify the impact of each of these factors. We similarly explain and quantify the factors driving variability in stock-based compensation between 2009 and 2008. We believe that, with this discussion, which accompanies the tabular disclosure on page 51 of the Form 10-K, we adequately disclose and explain the increase in our stock-based compensation expense for all functions, including R&D. In addition, we note that Instruction 4 to S-K Item 303(a) provides that registrants need not recite changes from year to year that are readily computable from the financial statements.

With respect to the impact of capitalized software development expenses, net, we describe on page 54 of the Form 10-K that, in accordance with GAAP, such expenses are recorded to our financial statements as a reduction in R&D expenses in the period such costs are incurred and capitalized. In order to calculate the run rate of our ongoing, or core, R&D operating expenses incurred during a fiscal period, we add back the portion of software development expenses that were capitalized and resulted in a reduction of our GAAP R&D expenses. As shown in the table on page 51 of the Form 10-K, we also subtract stock-based compensation and other expenses from our GAAP R&D expenses in order to yield our non-GAAP measure of core R&D expenses.

Similarly, as discussed on page 55 of the Form 10-K, the amortization of such capitalized costs is recorded as an expense in our cost of license revenues calculated in accordance with GAAP. In order to calculate the run rate of our core cost of license revenues incurred during a fiscal period, we subtract the amount of capital costs that were amortized and resulted in an increase in our GAAP cost of license revenues. As shown in the table on page 51 of the Form 10-K, we also subtract stock-based compensation and other expenses from our GAAP cost of license revenues in order to yield our non-GAAP measure of core cost of license revenues.

With respect to our disclosure of the cost of license revenues, we advise the Staff that we record the majority of our amortization of intangibles to cost of license revenue. We acknowledge that while we describe the increase in amortization on page 55 of the Form 10-K, we recognize that we have not discussed which line item that change primarily relates to. In future filings, we will revise our discussion of “Other Operating Expenses” to clarify, when material, which line items are impacted by changes to other expenses.

Income Tax Provision, page 56

3.	We note from your disclosures on page 56 that your 2010 effective tax rate was impacted by a jurisdictional shift of income from lower-tax jurisdictions to the United States and you expect the 2011 effective tax rate to be similarly affected. Please explain further the reasons for the shift in income. Also, tell us whether the earnings of your non-U.S. subsidiaries, which you determined to be indefinitely reinvested outside of the U.S., were impacted by this shift in income.

The Company advises the Staff that our shift of income from lower-tax jurisdictions to the United States has been primarily driven by our U.S. earnings growth, which has recently outpaced our non-U.S. earnings growth.

We believe that significant revenue growth opportunities lie outside of the United States. Consequently, we have been investing in our international markets to support our overseas market opportunities. As a result of these investments, earnings attributable to our foreign subsidiaries in 2010 represented a smaller portion of our total global earnings as compared to 2009. We currently expect the proportionate distribution of our non-U.S. to U.S. income in 2011 to continue to shift toward the U.S. as the growth in U.S. earnings is expected to exceed the growth of earnings outside the U.S. This jurisdictional shift has served to increase our tax rate. In future filings, we will more fully discuss the reasons behind this shift if it becomes sustained and reasonably likely to have a material impact on our results of operations.

We further advise the staff that the earnings from our foreign subsidiaries are indefinitely reinvested, and were not impacted by this shift in income. As discussed above, the change in our 2010 effective tax rate was affected by changes in the proportionality of income earned in the U.S. as compared to income earned outside of the United States.

Response:

4.	Also, tell us how you considered expanding your disclosures to explain, in greater detail, the nature and location of your high and low tax jurisdictions and how those jurisdictions relate to, or impact, your foreign and domestic effective tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the extent that one or two countries have had a more significant impact on your effective tax rate, then tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries’ operations may impact your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

Response

The Company advises the Staff that substantially all of our income before income taxes from foreign operations was earned by our Irish subsidiaries. In future filings, we will add the following disclosure regarding the location of our international earnings, as applicable:

“Our rate of taxation in foreign jurisdictions is lower than our U.S. tax rate. Our international income is primarily earned by our subsidiaries in Ireland. We do not believe that any recent or currently expected developments in non-U.S. tax jurisdictions are reasonably likely to have a material impact on our effective rate. All income earned abroad, except for previously taxed income for U.S. tax purposes, is considered indefinitely reinvested in our foreign operations and no provision for U.S. taxes has been provided with respect thereto.”

We believe that the above proposed disclosure together with the disclosure cited by the Staff regarding our discussion in the Form 10-K of the jurisdictional shift in income from lower-tax jurisdictions to the United States and our expectations regarding a forecasted continuing similar shift of earnings in 2011, as disclosed on page 56 of our Form 10-K, is responsive to Item 303(a)(3)(i) of Regulation S-K which provides that a company should “describe any other significant components of revenues or expenses that, in the registrant’s judgment, should be described in order to understand the registrant’s results of operations.”

Item 303(a)(1) also provides for issuers to “describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected.” We monitor proposed changes in tax legislation within the jurisdictions in which we operate, including Ireland. We do not believe there have been any developments that are reasonably likely to materially affect our income from continuing operations or impact significant components of revenues or expenses.

We respectfully advise the Staff that we believe our disclosure of the distribution of our income between the United States and non-U.S. jurisdictions, the impact on our overall effective income tax rate and our expectations for our 2011 effective income tax rate, together with the disclosure we propose to add to our future filings discussed above, provide investors with the information necessary to promote an understanding of the Company’s income tax rate and our exposure to additional income tax liabilities arising from changes to tax laws in accordance with the Commission Guidance.

Liquidity and Capital Resources, page 56.

5.	Tell us how you considered including in your liquidity disclosures a discussion of the potential tax impact associated with the repatriation of undistributed earnings of your foreign subsidiaries. In this regard, tell us the amount of cash and investments that are currently held by your foreign subsidiaries. Also, tell us your consideration to disclose such amounts and to include a discussion regarding the impact of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

Response:

The Company advises the Staff that our cash and investments held in our international subsidiaries are undistributed earnings from our foreign subsidiaries that will be invested indefinitely in those jurisdictions where the undistributed earnings were earned. In our income tax footnote on page 94 of our Form 10-K, we disclose the amount of unremitted earnings, and the fact that U.S. income taxes have not been provided on these earnings because they are considered to be reinvested indefinitely outside of the U.S.

In our Form 10-Q filing for the quarter ended March 31, 2011 filed May 4, 2011 (the “Q1 2011 Form 10-Q”), we revised our disclosure under Liquidity and Capital Resources to specify the amounts of our investments held by our international subsidiaries as well as our intent with regard to repatriation of these funds, as follows:

“As of March 31, 2011, our total cash, cash equivalents, and short-term investments were $3,661.8 [million], of which $1,648.4 [million] was held outside the U.S. Our intent is to indefinitely reinvest our non-U.S. funds in our foreign operations and our current plans do not demonstrate a need to repatriate them to fund our U.S. operations.”

We respectfully advise the Staff that we believe that the above revised disclosure in the Q1 2011 Form 10-Q regarding our intent to indefinitely reinvest our non-U.S. funds in our foreign operations is responsive to Item 303(a)(1) of Regulation S-K.

Notes to Consolidated Financial Statements

Note A. Overview and Basis of Presentation

Revenue Recognition, page 76

6.	Please tell us, and in future filings disclose your revenue recognition policy for the licensing of certain software products on a subscription basis. Tell us the amount of subscription revenues recognized for each of the last two fiscal years and tell us how subscription arrangements are billed (i.e. monthly, quarterly or annually). For contracts billed per month or quarterly, tell us if the amounts billed are the same (i.e. are billed ratably) or if the amounts billed vary during the arrangement period. Also, tell us the nature of any cancellation terms, if any, under the subscription arrangements.

Response

The Company advises the Staff that the amount of revenue recognized for products sold on a subscription basis was less than $6 million for 2009 and $12 million for 2010. Our subscription sales are predominately invoiced and collected in advance for the entire initial term of the contract, which ranges from one to three years. Revenue on these contracts is recognized on a straight-line basis over the subscription term. Our subscription contracts are generally not cancellable and remain in force until the end of the contract term.

The amount of revenue recognized for products sold on a subscription basis for 2009 and 2010 represented less than 0.3% and 0.5% of our total revenues for each year, and accordingly, were immaterial to our results of operations and our financial condition. We advise the Staff that we will disclose our revenue recognition policy associated with such sales in future filings at such time that our revenue from these subscription sales becomes material to us.

Note J. Commitments and Contingencies, page 96

7.	Please tell us the nature of any pending litigation and how your accounting for such contingencies satisfies the requirements of ASC 450. Also if there is at least a reasonable possibility that a loss exceeding amounts already recognized (or not recognized) may have been incurred and the amount of that additional loss would be material, you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us whether you believe that there are reasonably possible material additional losses and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

Response

The Company advises the Staff that from time to time it is subject to legal, administrative and regulatory proceedings, claims, demands and investigations in the ordinary course of business, including claims with respect to intellectual property, contracts, employment and other matters. The Company’s currently pending litigation involves commercial, employment and intellectual property matters. In accordance with ASC 450, the Company’s records accruals for loss contingencies when a loss is both probable and the amount of the loss can be reasonably estimated.

The amounts presently recorded in accordance with ASC 450 are not material to our consolidated financial position or results of operations and we currently do not believe it is reasonably possible that a loss exceeding the amounts already recognized may have been incurred that would be material. Accordingly, neither the ranges of amounts of the possible losses, nor the assumptions and judgments supporting those ranges as required by SAB Topic 5Y, are currently required to be disclosed in our filings on Form 10-K and Form 10-Q. We supplementally advise the Staff that we will continue to monitor our loss contingencies, and, to the extent applicable, make the required disclosure if and when required.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact me at (650) 427-4687 (telephone) or via email at rsisco@vmware.com.

Very truly yours,

/s/ ROBYNNE D. SISCO

Robynne D. Sisco
Chief Accounting Officer
Corporate Controller

cc:	Robert Benton, Staff Accountant, Securities and Exchange Commission

Craig Norris, Vice President, Deputy General Counsel, VMware, Inc.

Mark Peek, Chief Financial Officer and Co-President, Business Operations

Dawn Smith, Senior Vice President and General Counsel, VMware, Inc.

Larry Wainblat, Director, Senior Counsel, Corporate Securities, VMware, Inc.